UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                  ENER1, INC.
                                  -----------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   29267A104
                                   ---------
                                (CUSIP Number)


                              February 19, 2008
                              -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13G

CUSIP No.: 29267A104                                          Page 2 of 12 Pages

.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
          98-0418059
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Cayman Islands
...................... ........ .................................................
Number of             5.       Sole Voting Power                   35,209,997(1)
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                 0
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power              35,209,997(1)
Person With           ..........................................................
                      8.       Shared Dispositive Power            0
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          35,209,997(1)
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.43% based on 648,022,439 shares outstanding.
.......... ......................................................................
12.       Type of Reporting Person:

          OO


---------
(1) This amount consists of 29,383,910 shares of the Issuer's Common Stock, 5,300,000 shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants, and 526,087 shares that the Reporting Person may be deemed to beneficially own upon conversion of convertible bonds, under Rule 13d-3(d)(1)(i).

                                 SCHEDULE 13G

CUSIP No.: 29267A104                                          Page 3 of 12 Pages


.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ANCHORAGE ADVISORS, L.L.C.
          20-0042271
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of             5.       Sole Voting Power                   35,209,997(1)
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                 0
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power              35,209,997(1)
Person With           ..........................................................
                      8.       Shared Dispositive Power            0
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          35,209,997(1)
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.43% based on 648,022,439 shares outstanding.
.......... ......................................................................
12.       Type of Reporting Person:

          OO, IA


-------------
(1) This amount consists of 29,383,910 shares of the Issuer's Common Stock, 5,300,000 shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants, and 526,087 shares that the Reporting Person may be deemed to beneficially own upon conversion of convertible bonds, under Rule 13d-3(d)(1)(i).

                                 SCHEDULE 13G

CUSIP No.: 29267A104                                          Page 4 of 12 Pages


.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
          20-0042478
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of             5.       Sole Voting Power                   35,209,997(1)
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                 0
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power              35,209,997(1)
Person With           ..........................................................
                      8.       Shared Dispositive Power            0
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          35,209,997(1)
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.43% based on 648,022,439 shares outstanding.
.......... ......................................................................
12.       Type of Reporting Person:

          OO, HC



-------------
(1) This amount consists of 29,383,910 shares of the Issuer's Common Stock, 5,300,000 shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants, and 526,087 shares that the Reporting Person may be deemed to beneficially own upon conversion of convertible bonds, under Rule 13d-3(d)(1)(i).

                                 SCHEDULE 13G

CUSIP No.: 29267A104                                          Page 5 of 12 Pages


.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ANTHONY L. DAVIS
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          United States of America
...................... ........ .................................................
Number of             5.       Sole Voting Power                   35,209,997(1)
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                 0
Owned by Each         ..........................................................
Reporting             7.       Sole Dispositive Power              35,209,997(1)
Person With           ..........................................................
                      8.       Shared Dispositive Power            0
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          35,209,997(1)
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.43% based on 648,022,439 shares outstanding.
.......... ......................................................................
12.       Type of Reporting Person:

          IN, HC


-------------
(1) This amount consists of 29,383,910 shares of the Issuer's Common Stock, 5,300,000 shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants, and 526,087 shares that the Reporting Person may be deemed to beneficially own upon conversion of convertible bonds, under Rule 13d-3(d)(1)(i).

                                 SCHEDULE 13G

CUSIP No.: 29267A104                                          Page 6 of 12 Pages


.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          KEVIN M. ULRICH
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [X]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Canada
...................... ........ .................................................
Number of             5.       Sole Voting Power                   35,209,997(1)
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                 0
wned by Each          ..........................................................
Reporting             7.       Sole Dispositive Power              35,209,997(1)
Person With           ..........................................................
                      8.       Shared Dispositive Power            0
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          35,209,997(1)
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.43% based on 648,022,439 shares outstanding.
.......... ......................................................................
12.       Type of Reporting Person:

          IN, HC


-------------
(1) This amount consists of 29,383,910 shares of the Issuer's Common Stock, 5,300,000 shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants, and 526,087 shares that the Reporting Person may be deemed to beneficially own upon conversion of convertible bonds, under Rule 13d-3(d)(1)(i).

                                                              Page 7 of 12 Pages


Item 1(a).        Name of Issuer:

                  Ener1, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  500 West Cypress Creek Road, Suite 100, Ft. Lauderdale, Florida 33309

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

                  ii) Anchorage Advisors, L.L.C. ("Advisors");

                  iii) Anchorage Advisors Management, L.L.C. ("Management");

                  iv) Anthony L. Davis ("Mr. Davis"); and

                  v) Kevin M. Ulrich ("Mr. Ulrich").

                  This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).        Citizenship:

                  1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

                  2) Advisors is a Delaware limited liability company;

                  3) Management is a Delaware limited liability company;

                  4) Mr.  Davis is a citizen of the United  States of America;
and

                  5) Mr. Ulrich is a citizen of Canada.

                                                            Page 8 of 12 Pages


Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  29267A104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                  Item 4. Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of February 28, 2008, each of the Reporting Persons may be deemed beneficial owner of 35,209,997 Shares. This amount also includes Shares that the Reporting Person may be deemed to own upon exercise of warrants and conversion of convertible bonds under Rule 13d-3(d)(1)(i).

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.43% of
648,022,439 Shares, the total number of Shares outstanding. (Based on information provided in the Issuer's Schedule 14C dated December 10, 2007, there were 622,225,936 Shares outstanding. In addition, based upon conversion of debentures on December 20, 2007, as reported on the Issuer's Form 8-K, dated December 20, 2007, 19,970,416 Shares have been added to the number of Shares outstanding. Furthermore, pursuant to Rule 13d-3(d)(1)(i), 5,300,000 Shares that the Reporting Persons may be deemed to beneficially own upon the exercise of warrants, and 526,087 Shares that the Reporting Person may be deemed to beneficially own upon the conversion of convertible bonds, have been added to the number of Shares outstanding, therefore totaling 648,022,439, as the number of Shares outstanding.)

Item 4(c).        Number of Shares of which such person has:

Anchorage Offshore:
-------------------

(i) Sole power to vote or direct the vote:                          35,209,997

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:           35,209,997

(iv) Shared power to dispose or direct the disposition of:                   0

Advisors:
---------

(i) Sole power to vote or direct the vote:                          35,209,997

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:           35,209,997

(iv) Shared power to dispose or direct the disposition of:                   0

Management:
-----------

(i) Sole power to vote or direct the vote:                          35,209,997

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:           35,209,997

(iv) Shared power to dispose or direct the disposition of:                   0

                                                            Page 9 of 12 Pages


Mr. Davis:
----------

(i) Sole power to vote or direct the vote:                          35,209,997

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:           35,209,997

(iv) Shared power to dispose or direct the disposition of:                   0

Mr. Ulrich:
-----------

(i) Sole power to vote or direct the vote:                          35,209,997

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:           35,209,997

(iv) Shared power to dispose or direct the disposition of:                   0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  This Item 7 is not applicable

Item 8.           Identification and Classification of Members of the Group:

                  See disclosure in Item 2 hereof.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: February 29, 2008
                                 By:      /s/ Kevin M. Ulrich
                                          -------------------
                                 Name:    Kevin M. Ulrich
                                 Title:   Director

Date: February 29, 2008          ANCHORAGE ADVISORS, L.L.C.

                                 By: Anchorage Advisors Management, L.L.C., its Managing Member

                                          By:      /s/ Anthony L. Davis
                                                   ---------------------
                                          Name:    Anthony L. Davis
                                          Title:   Managing Member

Date: February 29, 2008          ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                 By:      /s/ Anthony L. Davis
                                          --------------------
                                 Name:    Anthony L. Davis
                                 Title:   Managing Member

Date: February 29, 2008          ANTHONY L. DAVIS

                                 /s/ Anthony L Davis
                                 -------------------

Date: February 29, 2008          KEVIN M. ULRICH

                                 /s/ Kevin M. Ulrich
                                 -------------------

                                                           Page 11 of 12 Pages


                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A     Joint Filing Agreement, dated February 29, 2008 by and among
      Reporting Persons...........................................           12

                                                           Page 12 of 12 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Ener1, Inc. dated as of February 29, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: February 29, 2008
                                By:      /s/ Kevin M. Ulrich
                                         ---------------------------------
                                Name:    Kevin M. Ulrich
                                Title:   Director

Date: February 29, 2008         ANCHORAGE ADVISORS, L.L.C.

                                By: Anchorage Advisors Management, L.L.C., its Managing Member

                                         By:     /s/ Anthony L. Davis
                                                 ---------------------
                                         Name:   Anthony L. Davis
                                         Title:  Managing Member

Date: February 29, 2008         ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                By:      /s/ Anthony L. Davis
                                         --------------------
                                Name:    Anthony L. Davis
                                Title:   Managing Member

Date: February 29, 2008         ANTHONY L. DAVIS

                                /s/ Anthony L Davis
                                -------------------

Date: February 29, 2008         KEVIN M. ULRICH

                                /s/ Kevin M. Ulrich
                                -------------------